Exhibit 21.1

SUBSIDIARIES

1.	Bank of the Commonwealth, a Virginia Company, is a wholly owned subsidiary of Commonwealth Bankshares, Inc.

2.	BOC Title of Hampton Roads, Inc., T/A Executive Title Center, a Virginia Corporation, is a 91% owned subsidiary of Bank of the Commonwealth.

3.	BOC Insurance Agencies of Hampton Roads, Inc., a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.

4.	Community Home Mortgage of Virginia, Inc., T/A Bank of the Commonwealth Mortgage, a Virginia Corporation, is a wholly owned subsidiary of Bank of the Commonwealth.

5.	Commonwealth Financial Advisors, L.L.C., a Virginia Company, is a wholly owned subsidiary of Bank of the Commonwealth.

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